SECU 15049061 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEED EQUITY VENTURES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4640 S HOLLADAY VILLAGE PLAZA, STE #206
(No. and Street)

Salt Lake City (City) | Utah (State) | 84117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chulgwon An 385-887-8493
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HJ & Associates, LLC
(Name – *if individual, state last, first, middle name*)

50 West Broadway, STE #600 (Address) | Salt Lake City (City) | Utah (State) | 84101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chulgwon An, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seed Equity Ventures, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO/CIO

Title

Notary Public

Notary Public
S. JEFFREY JONES
Commission #609911
My Commission Expires
June 2, 2015
State of Utah

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEED EQUITY VENTURES, LLC

FORM X-17A-5 WITH REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2014

SEED EQUITY VENTURES, LLC

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Oath or Affirmation to Financial Statements	2
Balance Sheet	3
Statement of Operations	4
Statement of Changes in Member's Equity (Deficit)	5
Statement of Cash Flows	6
Notes to Financial Statements	7
Supplementary Information	
Schedule I & II – Computation of Net Capital Under Rule 15c3-1	11
Computation of Aggregate Indebtedness and Reconciliation to Respondent's Computation	
Schedule III – Exemptive Provisions Under Rule 15c3-3	12
Report of Independent Registered Public Accounting Firm	13
Exemption Report Review	
Form SIPC-7	15
Independent Accountant's Report on Applying Agreed-Upon Procedures	17

HJ & ASSOCIATES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

50 West Broadway, Suite 600
Salt Lake City, Utah 84101
(801) 328-4408
Fax (801) 328-4461
www.hjcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Seed Equity Ventures, LLC
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of Seed Equity Ventures, LLC (the Company) as of December 31, 2014, and the related statement of operations, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seed Equity Ventures, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 (the Supplemental Information) has been subjected to audit procedure performed in conjunction with the audit of Seed Equity Ventures, LLC's financial statements. The Supplemental Information is the responsibility of Seed Equity Ventures, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
February 28, 2015

Seed Equity Ventures, LLC
Balance Sheet

		December 31, 2014
Assets		
Current assets:		
Cash	$	70,345
Prepaid expenses		43,152
Other receivable		5,000
Total current assets		118,497
Security deposit		5,516
Fixed assets, net of accumulated depreciation of $4,626 as of 12/31/14		42,971
Intangible assets, net of accumulated amortization of $61,277 as of 12/31/14		306,384
Total assets	$	473,368
Liabilities and Member's Equity (Deficit)		
Current liabilities:		
Accounts payable and other liabilities	$	42,109
Total current liabilities		42,109
Member's equity (deficit):		
Member contribution		1,603,784
Accumulated deficit		(1,172,525)
Total member's equity (deficit)		431,259
Total liabilities and member's equity (deficit)	$	473,368

Seed Equity Ventures LLC
Statement of Operations

	For the year ended December 31, 2014
Revenue	$ 10,000
Operating expenses:	
General and administrative	45,783
Depreciation and amortization	65,792
Professional fees	227,402
Licensing expense	31,413
Compensation and related	421,381
Occupancy	38,971
Travel and entertainment	16,778
Sales and marketing	85,428
Total operating expenses	932,948
Net loss before other income (expense)	(922,948)
Net loss	$ (922,948)

The accompanying notes are an integral part of these financials statements

Seed Equity Ventures LLC
Statement of Changes in Member's Equity (Deficit)

	Member's contributions	Accumulated (Deficit)	Total Member's Equity (Deficit)
Balance, December 31, 2013	$ 654,551	$ (249,577)	$ 404,974
Contributions	949,233	-	949,233
Net loss	-	(922,948)	(922,948)
Balance, December 31, 2014	$ 1,603,784	$ (1,172,525)	$ 431,259

The accompanying notes are an integral part of these financial statements

Seed Equity Ventures, LLC
Statement of Cash Flows

		December 31, 2014
Cash flows from operating activities		
Net (loss)	$	(922,948)
Adjustments to reconcile net (loss) to net cash used in operating activities:		
Depreciation and amortization		65,789
Changes in operating assets and liabilities:		
(Increase) decrease in other receivable		(5,000)
(Increase) decrease in prepaid expenses		(43,152)
(Increase) decrease in security deposit		(5,516)
Increase (decrease) in accounts payable and accrued liabilities		12,209
Net cash used by operating activities		(898,618)
Cash flows from investing activities		
Purchase of fixed assets		(45,551)
Purchase of intangible assets		(101,024)
Net cash used by investing activities		(146,575)
Cash flows from financing activities		
Member's contributions		949,233
Net cash provided by financing activities		949,233
Net increase (decrease) in cash		(95,960)
Cash - beginning		166,305
Cash - ending	$	70,345

Supplemental Disclosures of Cashflow information		
Cash paid for:		
Interest income	$	-
Taxes	$	-

SEED EQUITY VENTURES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Seed Equity Ventures, LLC (the "Company") became a registered securities broker-dealer on February 14, 2014 with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investors Protection Corporation ("SIPC").

The Company engages in private placements and provides merger and acquisition advisory services. The Company does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients

Use of Estimates
The preparation of financial statements in accordance with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions in determining reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash
The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's accounts at these institutions may, at times, exceed the federally insured limits.

Accounts Receivable
Accounts receivable are stated at the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management has determined that no allowance is required at December 31, 2014.

The receivable balance of $5,000 represents payments made for professional services made on behalf of a third party.

Revenue Recognition
The Company records fees as they are earned based on the services provided or the closing of certain securities transactions.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lease term.

Intangible Assets
Intangible assets are stated at cost less accumulated amortization. Amortization is recorded on a straight-line basis over the estimated useful lives of the assets. Intangible assets include the development of software and websites and are stated at cost of $367,661 less accumulated amortization of $61,277 as of December 31, 2014.

Income Taxes
The Company is organized as a Limited Liability Company ("LLC") and is considered a disregarded entity for income tax purposes. As such, the Company does not file a Federal or state income tax return and any income taxes due from the Company are filed with the Member's personal tax returns. In addition, the liability of the Member of the Company is limited to the Member's equity.

Liquidity
Since the Company has not generated revenue, the Member is prepared to contribute additional capital, as needed.

2 - RELATED PARTY TRANSACTIONS

The Company is owned 100% by its holding company, Seed Equity Holdings, LLC (the "Holding Company"). In 2014, the Holding Company contributed $949,233 to cover the Company's operating expenses. The capital contributions have been made by the Holding Company based on the Company's financial conditions. When the Company requires additional cash for its operations, the Holding Company will make additional capital contributions to cover the expenses and meet any regulatory requirements.

3 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed eight times net capital, as defined, for the first 12 months after commencing business. At December 31, 2014, the Company had net capital of $28,236, which exceeded requirements by $22,972. The ratio of aggregate indebtedness to net capital was 1.49 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

4 - COMMITMENTS

The Company leases approximately 2,640 square feet in the Holladay Village Square in Holladay, Utah pursuant to a lease dated March 31, 2014. The Company pays $3,630 basic rent per month for

the first year with gradual increases under the lease which expires July 2019. A security deposit of $5,516 was paid prior to occupancy. Amount will be refunded upon termination of lease.

The minimum future lease payments under these leases for the next five years are:

Year Ending December 31		Amount
2015	$	44,213
2016		45,539
2017		46,906
2018		48,314
2019		24,514
Total	$	209,486

5 - SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 28, 2015, the date the financial statements were issued. The Company has no transactions to record.

SEED EQUITY VENTURES, LLC

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES AND EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2014

SEED EQUITY VENTURES, LLC

SCHEDULES I & II

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2014

Computation of net capital		
Member's equity	$	431,259
Deductions and/or charges		
Fixed assets, prepaid expenses, and other assets		(403,023)
Net capital	$	28,236
Computation of aggregate indebtedness		
Accounts payable and accrued expenses	$	42,109
Aggregate indebtedness	$	42,109
Computation of basic net capital requirement		
Minimum net capital required (12.5% of aggregate indebtedness)	$	5,264
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,264
Excess net capital	$	22,972
Excess net capital @ 1000%	$	24,025
Ratio: Aggregate indebtedness to net capital		1.49 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Form X-17a-5 Part II as of December 31, 2014.

See report of independent registered public accounting firm.

SEED EQUITY VENTURES, LLC
SCHEDULE III
EXEMPTIVE PROVISION UNDER RULE 15C3-3
DECEMBER 31, 2014

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A.	$2,500 capital category; as per Rule 15c3-1	______
B.	"Special Account for the Exclusive Benefit of Customers" maintained	X
C.	All customer transactions cleared through another broker-dealer on a fully disclosed basis; Name of clearing firm ____________________	______
D.	Exempted by order of the Commission	______

SEED EQUITY
Member Finra/SIPC

Seed Equity Ventures, LLC Exemption Report

Seed Equity Ventures, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.173-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17C.F.R. § 240.15c3-3.

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

Seed Equity Ventures, LLC

I, Chulgwon An, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Chulgwon An, Chief Compliance Officer

February 28, 2015

HJ & ASSOCIATES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

50 West Broadway, Suite 600
Salt Lake City, Utah 84101
(801) 328-4408
Fax (801) 328-4461
www.hjcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Seed Equity Ventures, LLC
Salt Lake City, Utah

We have reviewed management's statements, included in the accompanying Schedule III, in which Seed Equity Ventures, LLC stated that (a) Seed Equity Ventures, LLC may file an exemption report because the Company had no obligations under 17 C.F.R. § 240.15c3-3 and (b) Seed Equity Ventures, LLC had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception. Seed Equity Ventures, LLC's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that Seed Equity Ventures, LLC had no obligations under 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
February 28, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31,2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

069255 FINRA DEC

Seed Equity Ventures, LLC
4640 S Holladay Village Plaza, Suite 206
Salt Lake City, UT 84117

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Keith George (908) 231-1000

2. A. General Assessment (item 2e from page 2)		$ 25
B. Less payment made with SIPC-6 filed (exclude interest) N/A Date Paid		(0)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		25
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 25
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 25	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Seed Equity Ventures, LLC
(Name of Corporation, Partnership or other organization)

K. George
(Authorized Signature)

Dated the 28th day of February, 20 15.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2014
and ending December 31, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,000
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 10,000
2e. General Assessment @ .0025	$ 25 (to page 1, line 2.A.)

HJ & ASSOCIATES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

50 West Broadway, Suite 600
Salt Lake City, Utah 84101
(801) 328-4408
Fax (801) 328-4461
www.hjcpafirm.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Member
Seed Equity Ventures, LLC
Salt Lake City, Utah

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Seed Equity Ventures, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 to check copies, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
February 28, 2015